[Translation]
                                                                 October 7, 2008
To Whom It May Concern:
                                     Company Name: Toyota Auto Body Co., Ltd.
                                     Name and Title of Representative:
                                         Toshio Mizushima, President
                                     (Code Number: 7221
                                         The first sections of the Tokyo Stock
                                         Exchange and the Nagoya Stock Exchange)
                                     Name and Title of Contact Person:
                                         Yasushi Fukaya, General Manager,
                                         Accounting Division
                                     Telephone Number: 0566-36-7522
                                     (The Parent Company of Toyota Auto Body
                                     Co., Ltd.)
                                     Company Name: Toyota Motor Corporation
                                     Name and Title of Representative:
                                         Katsuaki Watanabe, President
                                     (Code Number: 7203
                                         Securities exchanges throughout Japan)
                                     Name and Title of Contact Person:
                                         Takuo Sasaki, General Manager,
                                         Accounting Division
                                     Telephone Number: 0565-28-2121


                   Notice Concerning Amendment to the Forecast

Based on recent developments in our business performance, we, Toyota Auto Body Co., Ltd (the "Company"), hereby amend, as below, our financial forecast, announced on April 25, 2008:

1. Amendment to the forecast
(1) Consolidated financial results                                 (million yen)

(1)Amendment to the forecast of Fiscal Year 2009 Semi-Annual (from April 1, 2008 to September 30, 2008)
------------------------------------------ ------------ -------------- ------------- -------------- --------------
                                               Net        Operating      Ordinary      Net income     Net income
                                             revenues       income        income                       per share
------------------------------------------ ------------ -------------- ------------- -------------- --------------
Forecast before amendment (A)                  820,000          9,000        10,000          5,600       47.85yen
------------------------------------------ ------------ -------------- ------------- -------------- --------------
Forecast after amendment (B)                   920,000          9,000        10,000          5,600       47.85yen
------------------------------------------ ------------ -------------- ------------- -------------- --------------
Amount changed (B - A)                         100,000             --            --             --             --
------------------------------------------ ------------ -------------- ------------- -------------- --------------
% of change                                      12.2%             --            --             --             --
------------------------------------------ ------------ -------------- ------------- -------------- --------------
(Reference)
Actual results of the corresponding
period of the preceding year                   676,731          3,145         3,593          2,005       17.95yen
(FY2008 ending March 31,2008)
------------------------------------------ ------------ -------------- ------------- -------------- --------------

(2)Amendment to the forecast of Fiscal Year 2009 Annual (from April 1, 2008 to March 31, 2009)
------------------------------------------ ------------ -------------- ------------- -------------- --------------
                                               Net         Operating      Ordinary     Net income     Net income
                                             revenues       income         income                      per share
------------------------------------------ ------------ -------------- ------------- -------------- --------------
Forecast before amendment (A)                1,660,000         22,500        23,000         13,600      116.21yen
------------------------------------------ ------------ -------------- ------------- -------------- --------------
Forecast after amendment (B)                 1,760,000         22,500        23,000         13,600      116.21yen
------------------------------------------ ------------ -------------- ------------- -------------- --------------
Amount changed (B - A)                         100,000             --            --             --             --
------------------------------------------ ------------ -------------- ------------- -------------- --------------
% of change                                       6.0%             --            --             --             --
------------------------------------------ ------------ -------------- ------------- -------------- --------------
(Reference)                                  1,571,519         22,328        22,499         13,107      114.61yen
Actual results for the FY2008
------------------------------------------ ------------ -------------- ------------- -------------- --------------


(2)  Unconsolidated financial results                              (million yen)

(1)Amendment to the forecast of Fiscal Year 2009 Semi-Annual (from April 1, 2008 to September 30, 2008)
------------------------------------------ ------------ -------------- ------------- -------------- --------------
                                               Net        Operating      Ordinary     Net income     Net income
                                            revenues       income         income                      per share
------------------------------------------ ------------ -------------- ------------- -------------- --------------
Forecast before amendment (A)                  790,000          8,000         9,500          5,500       46.99yen
------------------------------------------ ------------ -------------- ------------- -------------- --------------
Forecast after amendment (B)                   880,000          8,000         9,500          5,500       46.99yen
------------------------------------------ ------------ -------------- ------------- -------------- --------------
Amount changed (B - A)                          90,000             --            --             --             --
------------------------------------------ ------------ -------------- ------------- -------------- --------------
% of change                                      11.4%             --            --             --             --
------------------------------------------ ------------ -------------- ------------- -------------- --------------
(Reference)
Actual results of the corresponding
period of the preceding year                   648,811          2,622         3,265          2,101       18.81yen
(FY2008 ending March 31,2008)
------------------------------------------ ------------ -------------- ------------- -------------- --------------

(2)Amendment to the forecast of Fiscal Year 2009 Annual (from April 1, 2008 to March 31, 2009)
------------------------------------------ ------------ -------------- ------------- -------------- --------------
                                               Net        Operating      Ordinary     Net income     Net income
                                            revenues       income         income                      per share
------------------------------------------ ------------ -------------- ------------- -------------- --------------
Forecast before amendment (A)                1,600,000         20,500        22,000         13,500      115.35yen
------------------------------------------ ------------ -------------- ------------- -------------- --------------
Forecast after amendment (B)                 1,690,000         20,500        22,000         13,500      115.35yen
------------------------------------------ ------------ -------------- ------------- -------------- --------------
Amount changed (B - A)                          90,000             --            --             --             --
------------------------------------------ ------------ -------------- ------------- -------------- --------------
% of change                                       5.6%             --            --             --             --
------------------------------------------ ------------ -------------- ------------- -------------- --------------
(Reference)                                  1,502,240         19,755        21,146         11,467      100.25yen
Actual results for the FY2008
------------------------------------------ ------------ -------------- ------------- -------------- --------------

2. Reasons for the Amendments
The forecasts of Fiscal year 2009 semi-annual and annual net revenues are expected to increase from the previously announced forecasts, due to sales increases in number of units and changes in sales mix. However, in spite of such expected increases in revenues, the operating income, the ordinary income and the net income are expected to be as announced previously, due to the increases in energy and raw material prices.

[Note]
     The forecasts stated above are based upon information that is currently in the Company's possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial to be materially different from the forecasts expressed or implied in this notice.